OROPLATA RESOURCES, INC.

#3 – 7 San Marcos
Puerto Plata, Dominican Republic

Date October 7, 2013

United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC
20549

Re:         Amendment No. 3 to Registration Statement on Form S-1
Filed September 30, 2013
File No. 333-188752

Attention:             Mr. John Reynolds
Assistant Director

Dear Mr. Reynolds:

I am in receipt of your letter dated October 3, 2013 and have the following responses to make.

Compliance with Governmental Regulations – Essentials of Mining Laws, page 14

1.
We note your revised disclosure in response to comment 1 and we partially reissue the comment as we are unable to access the website you have provided;  https://dgm.gov;.do/estatusexplorationmetalica.html.  Please revise or advise.

The website reference, as shown in the amended S-1A No. 3, appears to be correct.   The confusion is that the word “exploration” is spelt in Spanish and is spelt as “exploracion”.   Please try the following:  https://dgm.gov.do/estatusexploracionmetalica.html This is shown on page 15 of the Form S-1A Amendment #4.

Management’s Discussion of Financial Condition and Results of Operations, page 48

2.
We note your revised disclosure in response to comment 4 of our letter dated September 16, 2013.   In particular, we note your disclosure on page 48 that states the company “will undertake a further exploration program during the summer of 2013” when it appears that this particular exploration program was completed in August 2013. Please revise to clarify.

The previous sentence, as shown on page 48, has been amended to read as follows:

……Oroplata undertook a further exploration program during the summer of 2013 to identify mineralization……

Rule 144

3.
We note the revisions made in response to comment three of our letter dated September 16, 2013.   Please revise the disclosure to clearly reflect that you are a shell company, as opposed to the current ambiguous disclosure that you may be a shell company.

The last paragraph under this section on page 29 has been changed to read as follows:

As a result, our sole shareholder and director, being an affiliate, and any other person initially issued shares of our common stock, excluding those shares registered in this prospectus, is not  entitled to sell such shares until the Shell Company Conditions have been satisfied.  Upon satisfaction of the Shell Company Conditions, such sales by our sole shareholder and director would be limited by the manner of sale provisions and notice requirements and to the availability of current public information about us as set forth above.

Thank you for assisting us in revising our registration statement.

Yours very truly;
Oroplata Resources, Inc.

HILARIO S. SOSA

Hilario S. Sosa
Chief Executive Office, President, Chief
Financial Officer, Chief Accounting Officer,
Secretary Treasurer and Director